UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
           Washington, D.C. 20594


                SCHEDULE 13G

 Under the Securities Exchange Act of 1934

              (Amendment No)*



             Penton Media, Inc
              (Name of Issuer)

  Common Stock, par value $0.01 per share
       (Title of Class of Securities)

                709668-10-7
               (CUSIP Number)



Check the following box if a fee is being paid with this statement [   ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1 and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
PAGE

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  Harris William Investors (William Harris Investors, Inc.)

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A
  GROUP*
  (a) [    ]
  (b) [    ]

3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

  5  SOLE VOTING POWER
     None

  6  SHARED VOTING POWER
     3,079,774

  7  SOLE DISPOSITIVE POWER
     3,079,774

  8  SHARED DISPOSITIVE POWER
     None

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
  REPORTING PERSON
  3,079,774

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
  EXCLUDES CERTAIN SHARES*[     ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
  (9)
  13.51%

12   TYPE OF REPORTING PERSON*
  IA


    *SEE INSTRUCTION BEFORE FILLING OUT!
PAGE

     SECURITIES AND EXCHANGE COMMISSION
            Washington, DC 20549

                Schedule 13G
 Under the Securities Exchange Act of 1934
                Amendment No
Item 1(a) Name of Issuer:
       Penton Media, Inc

Item 1(b) Address of Issuer's Principal Executive Offices:
       1100 Superior Avenue
       Cleveland, OH 44114

Item 2(a) Name of Person Filing:
       William Harris Investors, Inc. ("WHI")

Item 2(b) Address of Principal Business Office:
       2 North LaSalle Street, Suite 400
       Chicago, IL  60602

Item 2(c) Citizenship:
       The filing entity is a Delaware corporation

Item 2(d) Title of Class of Securities:
       Common Stock, par value $0.01 per share

Item 2(e) CUSIP Number:
       709668-10-7

Item 3 Type of Person:
       (e)[X] Investment Adviser registered under Section 203 of the Investment Adviser Act of 1940

Item 4 Ownership at December 31, 1998:
          (a)  Amount beneficially owned:
            3,079,774 shares
          (b)  Percent of class:
            13.51%
          (c)  Number of shares as to which the filing person has:
            (i)     Sole power to vote or to direct the vote:
               None
            (ii)    Shared power to vote or to direct the vote:
               3,079,774
            (iii)   Sole power to dispose or to direct the
               disposition of:
               3,079,774
            (iv)    Shared power to dispose or to direct the
               disposition of:
               None

Item 5 Ownership of Five Percent or Less of a Class:
       Not applicable

Item 6 Ownership of More than Five Percent on Behalf of Another
       Person:
       The securities reported herein have been acquired on behalf of discretionary clients of William Harris Investors, Inc. ("WHI"). Persons other than WHI are entitled to receive all dividends from, and proceeds from the sale of, those securities.

       The securities reported herein include shares beneficially owned and reported on Schedule 13D filed by Irving B. Harris, Neison Harris, King W. Harris, June Harris Barrows and others to more than five percent of the Common Stock.

Item 7 Identification and Classification of the Subsidiary Which
       Acquired the Security Being Reported on by the Parent
       Holding Company:
       Not applicable

Item 8 Identification and Classification of Members of the Group:
       Not applicable

Item 9 Notice of Dissolution of Group:
       Not applicable

Item 10   Certification:
       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date:     February 16, 1999

Signature:     /s/ Gary Neumayer

Name/Title: Gary Neumayer, Treasurer and Compliance Officer